EXHIBIT 99.14

Press Release

Brazil: Total and Petrobras take new steps forward

in the scope of their Strategic Alliance

Paris, December 21, 2018 - Total and Petrobras are pleased to announce that they have achieved significant progress in the scope of their Strategic Alliance, signed in March 2017:

•  The first concrete results of jointly implemented R&D projects. Examples of such work include in particular:

-        With regard to artificial intelligence: new automatic techniques to identify geological faults, leading to significant efficiency gains.

-        With regard to low permeability reservoirs: new processes and tools to locate the potentially most productive areas, with direct applications on fields like Sururu (Iara concession).

•  The transfer of rights of the remaining 10% from Petrobras to Total in the Lapa field for a consideration of US$50 million.

Following this transaction, which remains subject to approval by the relevant Brazilian authorities, Total, operator of the field located in the pre-salt Santos Basin, will hold a 45% working interest alongside Shell (30%) and Repsol-Sinopec (25%).

•  The signing of a binding Master Agreement between Total Eren and Petrobras for the creation of a Joint Venture by July 31, 2019 to develop onshore projects in the solar and wind segments in Brazil.

The Joint Venture will look to build up to 500 MW of installed capacity over the next five years.

“We are very pleased to strengthen our presence in the Total-operated Lapa field in the Santos Basin, the first pre-salt producing field operated by an IOC in Brazil, and to extend our Strategic Alliance with Petrobras to renewable developments through Total Eren in Brazil,” said Patrick Pouyanné, Chairman and CEO of Total. “Once more, we demonstrate the importance of joint investment opportunities, and reinforcing the technological cooperation existing between our two companies.”

In addition, Total and Petrobras will keep pursuing new business opportunities in the natural gas chain in Brazil.

Total in Brazil

Total has been present in Brazil for over 40 years, has more than 3,000 employees there and operates through five affiliates in the exploration and production, gas, lubricants, chemicals and renewable energies segments.

Total Exploration & Production’s portfolio currently includes 22 assets, located in the Campos, Santos, Barreirinhas, Ceará, Espirito Santo, Foz do Amazonas and Pelotas basins.

In March 2017, Total and Petrobras signed agreements covering a number of upstream and downstream assets in Brazil, cementing the Strategic Alliance announced in December 2016. Under that deal, Total will hold a 22.5% stake in the Iara concession area in Block BM-S-11A and a 45% stake in and operatorship of Block BM-S-9A in the Lapa field concession, which came on stream in December 2016 via the 100,000 barrel per day capacity Cidade de Caraguatatuba FPSO. Additionally, technical cooperation between the two companies will be strengthened, particularly through joint appraisal of the exploration potential in promising areas in Brazil and through the development of new technologies, particularly in the deep offshore.

Currently, Total and Petrobras jointly participate in 19 consortiums worldwide in exploration and production. In Brazil, the companies are partners in the development of the giant Libra field, which is the first Production Sharing Contract in the Brazilian pre-salt Santos basin, in Iara and in the Total operated Lapa field. Outside Brazil, Petrobras and Total are partners on the Chinook field in the US Gulf of Mexico, on the deep-water Akpo and Egina fields in Nigeria and on the gas fields of San Alberto, San Antonio and Itaú in Bolivia, as well as in the Bolivia-Brazil gas pipeline.

About Total Eren

Total Eren, founded in 2012, is an industrial group and a major player in the renewable energy market. Total Eren is an independent energy producer, owns and operates wind and hydroelectric power plants with an aggregate output of 950 MW. By 2022, the company plans to increase installed capacity to 3 GW. Total holds 23% interest in Total Eren.

Convinced by the major potential of renewable energy in Brazil, Total Eren established a local subsidiary in São Paulo in 2013. Today, Total Eren’s installed gross capacity in the country reaches 140 MW in operation or under construction.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.